Via EDGAR
December 16, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”)
Request to Withdraw Registration Statement on Form S-11
File No. 333-236010

Dear Mr. Regan:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-236010), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on January 22, 2020 and was amended on December 18, 2020.
The Company submits this request for withdrawal as it continues to evaluate the proper terms and timing of the contemplated public offering of the securities covered by the Registration Statement.
The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.
The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 11766 Wilshire Blvd., Suite 1670, Los Angeles, California 90025, facsimile number (310) 432-2119, with a copy to Company’s counsel, DLA Piper LLP (US), 4141 Parklake Ave., Suite 300, Raleigh, North Carolina, 27612, facsimile number (919) 786-2240, attention Christopher R. Stambaugh.

U.S. Securities and Exchange Commission
December 16, 2021

If you need any additional information, or if we can be of any further assistance, please contact Christopher R. Stambaugh of DLA Piper LLP (US) at (919) 786-2040.

Sincerely,

/s/ Michael A. Bender
Michael A. Bender
Chief Financial Officer, Treasurer and Secretary

cc:	Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)